Cocrystal Pharma, Inc.
1860 Montreal Road
Tucker, Georgia 30084

July 15, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:          Cocrystal Pharma, Inc.
Registration Statement on Form S-3
Filed August 14, 2016
File No. 333-206410

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cocrystal Pharma, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-206410), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Commission on August 14, 2016.

The Registrant has determined not to seek effectiveness of the Registration Statement as the Company’s plans for any future public offerings, including the timing and potential terms of any such offerings, are presently undetermined.

The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Cocrystal Pharma, Inc., 1860 Montreal Road, Tucker, Georgia 30084, facsimile (425) 398-7193, with a copy to the Registrant’s counsel, Nason, Yeager, Gerson, White & Lioce, P.A., Attn: Michael D. Harris, Esq., 3001 PGA Blvd, Suite 305, Palm Beach Gardens, FL 33410, facsimile (561) 420-0068.

Sincerely yours,

/s/ Walt Linscott

Walt Linscott, General Counsel
and Corporate Secretary